Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D need be filed be each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Convergence Ethanol, Inc. (formerly MEMS USA, Inc.). This Agreement may be executed in any number of counterparts, each which shall be deemed an original.

Dated: December 22, 2006
/s/ Cathy Latty Cathy Latty, an individual

/s/ James A. Latty James A. Latty, an individual